UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

COLUCID PHARMACEUTICALS, INC.

(Name of Subject Company)

COLUCID PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T 101

(CUSIP Number of Class of Securities)

Thomas P. Mathers

Chief Executive Officer

CoLucid Pharmaceuticals, Inc.

222 Third Street, Suite 1320

Cambridge, MA 02142

(857) 285-6495

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Daniel L. Boeglin

Jonathan R. Zimmerman

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2017 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by CoLucid Pharmaceuticals, Inc., a Delaware corporation (“CoLucid”). The Schedule 14D-9 relates to the cash tender offer by ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser and Lilly with the SEC on January 31, 2017 (together with the exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of CoLucid’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $46.50 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2017, and in the related letter of transmittal, each as amended and supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting a new subsection immediately preceding the subsection entitled “Forward-Looking Statements,” which new subsection is entitled “Expiration of the Offer” and contains the disclosure set forth below:

“At one minute past 11:59 p.m., New York City Time, on February 28, 2017 (such date and time, the “Expiration Time”), the Offer and related withdrawal rights expired as scheduled without being extended. The Depositary has advised that, as of the Expiration Time, 17,410,607 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.3% of the aggregate number of then-issued and outstanding Shares, together with all Shares that CoLucid would be required to issue pursuant to any then-outstanding warrants, options, restricted stock units, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, Shares immediately prior to the Expiration Time. In addition, the Depositary has advised that, as of the Expiration Time, 214,472 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 1.1% of the aggregate number of then-issued and outstanding Shares, together with all Shares that CoLucid would be required to issue pursuant to any then-outstanding warrants, options, restricted stock units, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, Shares immediately prior to the Expiration Time. The number of Shares validly tendered into and not validly withdrawn from the Offer satisfies the Minimum Tender Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment and expects to promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer.

Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly and Purchaser intend to complete the acquisition of CoLucid through the Merger as promptly as practicable without a meeting of stockholders of CoLucid, with CoLucid surviving the Merger and becoming a wholly-owned subsidiary of Lilly.

CoLucid will request that the Nasdaq Stock Market (“NASDAQ”) remove the Shares from listing on NASDAQ promptly after the effectiveness of the Merger. NASDAQ will file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act and the regulations thereunder.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CoLucid Pharmaceuticals, Inc.

Dated: March 1, 2017	By:	/s/ Thomas P. Mathers
	Name:	Thomas P. Mathers
	Title:	Chief Executive Officer